UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 12, 2009**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

ITEM 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registered.

On February 12, 2009, Eternal Image, Inc. (the "Company") borrowed $6,900 and $6,130 from Wallace Popravsky and Clint Mytych, respectively. Mr. Popravsky is the Company's Vice President of Sales and Marketing and a Director; Mr. Mytych is the Company's Chief Executive Officer, President and Chairman of the Board. The loan documents include one 30 day promissory note for each loan. The principal provisions of the loan documents include:

The Popravsky Promissory Note

Date: February 12, 2009

Principal: $6,900.00

Term: 30 days

Interest Rate: 10% compounded annually

Lender: Wallace Popravsky

Borrower: Eternal Image, Inc.

Security: None

Additional Consideration: None

The Mytych Note

Date: February 12, 2009

Principal: $6,130.00

Term: 30 days

Interest Rate: 10% compounded annually

Lender: Clint Mytych

Borrower: Eternal Image, Inc.

Security: None

Additional Consideration: None

The executed Popravsky and Mytych Promissory Notes are attached hereto as exhibits 10.1and 10.2, respectively, and incorporated by reference.

SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS

ITEM 9.01(d)   EXHIBITS

Exhibit Number	Description
10.1	Popravsky Promissory Note
10.2	Mytych Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: February 13, 2009

By: /s/ *Clint Mytych*

Clint Mytych
Chief Executive Officer and Chairman

Exhibit 10.1

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130; Farmington Hills, MI 48334

Lender: Wallace Popravsky of 41117 Park Forest Ct. Novi, MI 48375

Principal Amount: $6,900

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Wallace Popravsky at such address as may be provided in writing to Eternal Image, the principal sum of six thousand nine hundred (6,900.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 30 days. The amount to be paid is $6,950.50

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Wallace Popravsky without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Wallace Popravsky may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Wallace Popravsky in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Wallace Popravsky. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$6,900.00
Interest Rate	10
Start Date	02-12-2009
End Date	03-12-2009
CALCULATED RESULTS:	
Number of Days	30
Number of Interest Days	30
Total Interest	$57.50
Balance on End Date	$6,950.50

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 12th day of February, 2009.

SIGNED, SEALED, AND DELIVERED
this 12th day of February, 2009 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: Donna Shetter
Address: 28800 Orchard Lake Rd suite 180
Farmington Hills MI 48334


Clint Mytych
Eternal Image – Chief Executive
Officer


James R Parliament
Eternal Image – Chief Financial
Officer

Exhibit 10.2

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130;
Farmington Hills, MI 48334
Lender: Clint Mytych of 24436 Chippewa. Farmington Hills, MI
48335

Principal Amount: $6,130

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Clint Mytych at such address as may be provided in writing to Eternal Image, the principal sum of six thousand one hundred thirty (6,130.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 30 days. The amount to be paid is $6,181.08

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Clint Mytych without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Clint Mytych may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Clint Mytych in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Clint Mytych. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.





9. Payment Calculations

Amount on Start Date	$6,130
Interest Rate	10
Start Date	02-12-2009
End Date	03-12-2009
CALCULATED RESULTS:	
Number of Days	30
Number of Interest Days	30
Total Interest	$51.08
Balance on End Date	$6,181.08

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 12th day of February, 2009.

SIGNED, SEALED, AND DELIVERED this 12th day of February, 2009 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:

Name: Donna Shatter

Address: [redacted] 28800 Orchard Lk. Rd Suite 180
Farmington Hills, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer